October 1, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

RE: Request to Withdrawal Form 10 (File No. 000-56693)

Ladies and Gentlemen,

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Signature Holdings Corporation, hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form 10 (File No. 000-56693), together with all exhibits and amendments thereto, filed with the Commission on September 25, 2024 (the “Form 10”). The Form 10 has not been declared effective by the Commission.

We represent that no securities were sold in connection with the proposed offering outlined in the Registration Statement. The withdrawal is consistent with the public interest and the protection of investors.

If you have any questions or comments, please contact me at (917)647-5191 or gregaurre@gmail.com. Thank you for your attention to this matter.

Sincerely,

Gregory Aurre III, President

Signature Holdings Corporation